May 22, 2017

By EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re: PTC Inc.
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 18, 2016
File No. 000-18059

Ladies and Gentlemen:

This letter is submitted in response to Kathleen Collins’ letter dated May 8, 2017 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K filed November 18, 2016 (the “2016 Form 10-K”) by PTC Inc. (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, the comments in Ms. Collins’ letter are restated below, followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 15. Exhibits and Financial Statement Schedules

Consolidated Statements of Operations, page F-4

1.
In your response to prior comment 1 you provide the historical gross margins for “license and subscription” and “support” to explain why you believe it is appropriate to combine all costs, excluding professional services, into one cost of revenue line item. While we understand that you no longer include such a breakdown in your consolidated statements of operations, please provide us with similar gross margin information for fiscal 2016 and to date in fiscal 2017. In this regard, we note that the license and subscription margins decreased from 88% in fiscal 2014 to 85% in fiscal 2015. If there are further reductions in such margins, please explain the reasons for such change. For example, to the extent that the margins for your subscription products are impacting the software margins, please revise to include a discussion of such impact in MD&A. Also, while you state that the same group of individuals provides support for both license and subscription products, tell us whether you are able to apply a reasonable methodology to separately reflect the costs of these revenue streams to the extent that the margins differ significantly.

Response:

License and subscription gross margins were approximately 76% in 2016 and 78% to date in 2017. Support gross margins were approximately 87% in 2016 and 85% to date in 2017. These margins are based on costs as internally reported and do not include an allocation of support costs to subscription.

License and subscription margins decreased in 2016 and to date in 2017, compared to 2015, due to a higher mix of subscription sales, which has caused perpetual license revenue to decrease as customers move from perpetual licenses to subscription licenses. (As reported, perpetual license revenue decreased 39% in 2016 compared to 2015 and decreased 29% in the first six months of 2017 compared to the first six months of 2016.) We have discussed this effect, and the fact that margins and earnings have decreased and will continue to decrease as a result of the subscription transition, in our 2016 Annual Report on Form 10-K and our 2017 Quarterly Reports on Form 10-Q.

We disclosed the following in MD&A on page 16 of our 2016 Annual Report (and we made similar disclosures on page 25 of each of our Quarterly Reports for the first and second quarters of fiscal 2017 ended December 31, 2016 and April 1, 2017, respectively):

“Subscription

Historically, the majority of our software licenses were sold as perpetual licenses, under which customers own the software license and revenue is recognized at the time of sale. We began offering subscription licensing for our core Solutions Group products in 2015 and expanded our subscription program in 2016. Under a subscription, customers pay a periodic fee to license our software and access technical support over a specified period of time. As part of our expanded subscription program, we also launched a program for our existing customers to convert their support contracts to subscription contracts. A number of customers converted their support contracts to subscriptions in 2016, and we expect there will be continued opportunities to convert existing support contracts to subscription contracts in 2017 and beyond due to the renewal cycles of certain of those contracts.

In 2016, 56% of our bookings were sold as subscriptions, compared to 17% in 2015. We expect that in 2017 a significant majority of our license and subscription bookings could be subscription. The transition to a subscription licensing model has had, and will continue to have, an adverse impact on revenue, operating margin and EPS growth relative to periods in which we primarily sold perpetual licenses, until the transition of our customer base to subscription is completed.”

We have also disclosed the effect of the decline in perpetual license revenue on gross margin in MD&A in our filings for 2016 and 2017 to date, as follows:

“Gross margin as a percentage of total revenue in 2016 compared to 2015 reflects lower software margins due to lower perpetual license revenue.”
(Page 20 of our 2016 Form 10-K)

“Gross margin as a percentage of total revenue in the first quarter of 2017 compared to the first quarter of 2016 reflects lower perpetual license revenue.”
(Page 30 of our First Quarter 2017 Form 10-Q)

“Gross margin as a percentage of total revenue in the second quarter and first six months of 2017 compared to the second quarter and first six months of 2016 reflects lower perpetual license revenue and an increase in cloud services revenue, which has lower margins than perpetual license, subscription and support revenue.”
(Page 31 of our Second Quarter 2017 Form 10-Q)

We have also disclosed in MD&A the reasons for material changes in cost of software revenue. For example, we made the disclosures set forth below in our recent filings.

“In the first quarter 2017, compared to the first quarter of 2016, total compensation, benefit costs and travel costs increased $4.2 million (21%) primarily as a result of more headcount supporting our cloud services business.”
(Page 31 of our First Quarter 2017 Form 10-Q)

“In the second quarter and first six months of 2017 compared to the second quarter and first six months of 2016, total compensation, benefit costs and travel expenses increased 20% ($4.0 million) and 20% ($8.2 million), respectively, primarily as a result of more headcount supporting our cloud services business.”
(Page 32 of our Second Quarter 2017 Form 10-Q)

For future filings, we will develop a reasonable allocation methodology to allocate a portion of support costs to the cost of license and subscription and will report cost of license and subscription revenue and cost of support revenue, and the associated margins, separately. We will continue to discuss the reasons for changes in our margins and costs in MD&A.

2.
We note that prior to fiscal 2016, you separately presented cost of support revenue in your statement of operations. Considering the related service revenues are greater than 10% of total revenue and as the cost of revenue information appears to be readily available, please revise to separately present the related cost of support revenue in your consolidated statement of operations. We refer you to Item 5-03(b) of Regulation S-X.

Response:

As discussed above in our response to your first comment, in future filings we will present cost of support revenue separately from cost of license and subscription revenue in our consolidated statement of operations.

* * * * * * *

If you have any questions, please do not hesitate to call me at (781) 370-5133.

Very truly yours,

PTC INC.

/s/Ronald Van Houwelingen

Ronald Van Houwelingen
Corporate Vice President, Finance